SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 September 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 03 September 2008 re:  'Director Declaration'

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS 3rd September, 2008

Dear Sirs

Lloyds TSB Group plc and Lloyds TSB Bank plc

Notification of change in director's details

We hereby notify you that Mr. P.N Green, a director of both Lloyds TSB Group plc and Lloyds TSB Bank plc, is a director of United Utilities Group plc and United
 Utilities Water plc.

This notification is made to comply with LR 9.6.14 of the UK Listing Authority's  listing rules.

Yours faithfully

M.R. Hatcher

Deputy Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     03 September 2008